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April 20, 2016	Writer’s Direct Contact +1 (213) 892.5562 BChung@mofo.com

Erin E. Martin

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	BBCN Bancorp, Inc.

Registration Statement on Form S-4

Filed March 8, 2016

File No. 333-210002

Form 8-K filed December 7, 2015

File No. 000-50245

Wilshire Bancorp, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2015

Filed February 16, 2016

File No. 000-50923

Dear Ms. Martin:

On behalf of BBCN Bancorp, Inc. (“BBCN”) and Wilshire Bancorp, Inc. (“Wilshire”), this letter responds to your letter, dated April 4, 2016 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed by BBCN on March 8, 2016, Form 8-K filed by BBCN on December 7, 2015 and Form 10-K for the Fiscal Year Ended December 31, 2015, filed by Wilshire on February 16, 2016. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of BBCN and Wilshire is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission.

Erin E. Martin

Page Two

Registration Statement on Form S-4

Proxy / Prospectus Cover Page

1.	Please revise to indicate the maximum number of shares of BBCN Bancorp’s common stock estimated to be issuable upon the completion of the merger.

Response: Prior to the effectiveness of the Form S-4, the cover page of the joint proxy statement/prospectus will be revised to disclose the approximate number of shares of BBCN Bancorp’s common stock to be issuable upon completion of the merger, based upon the number of shares of Wilshire shares outstanding as of the record date. See cover page of joint proxy statement/prospectus. The share information will be provided after the record date has been set.

Summary

Merger Generally Tax-Free to Shareholders

2.	We note your statement that the “discussion of federal income tax effects of the merger included in this joint proxy statement/prospectus is only a general summary.” Please note that investors are entitled to rely on the tax discussion, and the discussion must encompass all material federal income tax consequences. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 and revise.

Response: The Registration Statement has been revised to delete the statement referenced in this comment no. 2. See page 11 of Amendment No. 1.

Selected Historical and Pro Forma Financial Information

3.	Please revise to include pro forma cash dividends declared per share. Refer to Item 3(f)(2) of Form S-4.

Response: The Registration Statement has been revised to include the requested pro forma cash dividends disclosure in response to this comment no. 3. See page 25 of Amendment No. 1.

4.	Please present the disclosures required by Item 3(g) of Form S-4.

Response: The disclosure of the market prices of BBCN common stock (on a historical basis) and Wilshire common stock (on an historical and equivalent per share basis) required by Item 3(g) of Form S-4 are located in a table under the heading “Summary—The Merger—Merger Exchange Ratio is Fixed.” See page 10 of Amendment No. 1. The “Selected Historical and Pro Forma Financial Information” section of the Registration Statement has been revised to include a cross reference to this disclosure. See page 25 of Amendment No. 1.

Erin E. Martin

Page Three

5.	Please revise your next amendment to break out all credit quality indicators separately for legacy loans and acquired loans. Specifically, please disclose the ratios provided in the table on page 22 separately for legacy loans and acquired loans.

Response: The Registration Statement has been revised to include the specifically requested ratios for legacy loans and acquired loans in the table under the heading “Selected Historical and Pro Forma Financial Information—Selected Historical Financial Information of BBCN.” See page 22 of Amendment No. 1. Furthermore, as requested by this comment no. 5, BBCN’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “BBCN 2015 10-K”) has been amended to break out all the credit quality information separately for legacy loans and acquired loans. See the Explanatory Note and pages 48 and 54 of the Amended Annual Report of BBCN on Form 10-K/A for the year ended December 31, 2015 filed by BBCN with the SEC on April 20, 2015 (the “BBCN 2015 10-K/A”).

The BBCN 2015 10-K/A also addresses the Staff’s other comments in this letter to the extent such comments relate to the information about BBCN included in the BBCN 2015 10-K (i.e, Comment nos. 28, 29, 30, 31).

BBCN has amended the Registration Statement to elect to furnish the information about BBCN by reference to its Exchange Act reports in accordance with Item 11 of the Form S-4. See “Incorporation of Certain Information Regarding BBCN by Reference” on page 214 of Amendment No. 1and “Where You Can Find Additional Information” on page 218 of Amendment No. 1. As previously discussed with the Staff, BBCN respectfully submits that it has regained Form S-3 eligibility effective as of April 1, 2016. At the time of the initial filing, BBCN did not meet the Form S-3 requirements for timely filing of Exchange Act reports for the 12 calendar months immediately preceding the filing of the initial preliminary Registration Statement. Subsequent to the initial filing, BBCN filed the BBCN 2015 10-K on March 4, 2016, after the filing of a Form 12b-25 on March 1, 2016 (i.e., the original due date) in accordance with Rule 12b-25 of the Exchange Act. As a result, BBCN respectfully submits that the BBCN 2015 10-K should be deemed to be filed on its due date in accordance with Rule 12b-25, for purposes of determining Form S-3 eligibility. BBCN further advises the Staff that it has timely filed its other Exchange Act reports for the twelve calendar month period immediately preceding the filing of Amendment No. 1, and otherwise meets the other requirements for Form S-3 to permit BBCN to incorporate information about BBCN by reference to its Exchange Act reports in accordance with Item 11 of the Form S-4.

Erin E. Martin

Page Four

Risk Factors

Impairment of goodwill resulting from the merger . . . ,

6.	We note your disclosure that “[g]oodwill and other intangible assets are expected to increase substantially as a result of the merger.” Insofar as the information is available, please revise to quantify the extent of such expected increase to provide investors with a better understanding of the risk presented.

Response: As requested by comment no. 6, the above referenced risk factor has been revised to include a quantification of the expected increase in goodwill and other intangible assets. See page 29 of Amendment No. 1.

Background of the Merger

7.	Please revise the first full paragraph on page 53 to clarify whether Hanmi first initiated contact with certain of the BBCN board members, or vice versa. Also, disclose the timeframe and substance of such discussions.

Response: The Registration Statement has been revised to clarify that based on the information received from the directors involved in such discussions, BBCN understands that the discussions were initiated by Hanmi. See page 44 of Amendment No. 1. BBCN further informs the Staff supplementally that it does not have actual knowledge of the timeframe or substance of such discussion since the discussions had not been disclosed to and were not authorized by the BBCN board. Therefore, BBCN respectfully submits that it is not in a position to make any public statements regarding the timeframe or substance of such discussion.

8.	Please revise to discuss whether the BBCN board considered potential business combinations with third parties other than Wilshire or Hanmi. As applicable, please disclose the time frame of any discussions regarding the possibility of inviting or soliciting discussions with merger partners other than Wilshire or Hanmi, including the dates and substance of such discussions and whether such discussions involved KBW.

Response: The Registration Statement has been revised include this requested discussion. See the discussion on pages 44 and 45 of Amendment No. 1.

Erin E. Martin

Page Five

9.	Please revise to clarify why KBW indicated that a Wilshire transaction could have a higher earnings per share accretion and lower tangible book value earn back period than a Hanmi transaction.

Response: The Registration Statement has been revised to include this requested clarification. See page 44 of Amendment No. 1.

10.	Please disclose the reasons why the BBCN board unanimously agreed on September 30, 2015 that BBCN would first explore a possible combination with Wilshire rather than Hanmi.

Response: The Registration Statement has been revised to clarify the reasons why the BBCN board unanimously agreed on September 30, 2015 that BBCN would first explore a possible combination with Wilshire rather than Hanmi. See pages 44 and 45 of Amendment No. 1.

11.	We note that on October 28, 2015, the standalone forecast prepared by Wilshire management was revised based on the “prolonged discussion” among the Wilshire board and management. Please revise to describe such revisions in greater detail, including, without limitation, whether such forecasts were revised upward or downward and the reasons for such revisions.

Response: The Registration Statement has been revised to include this requested disclosure. See page 48 of Amendment No. 1.

12.	Please disclose whether any proposed terms were discussed during the phone call between Mr. Didion and Hanmi’s president on or about November 4, 2015. If applicable, please disclose any such terms.

Response: The Registration Statement has been revised to include this requested disclosure. See page 48 of Amendment No. 1.

Erin E. Martin

Page Six

13.	Please revise to disclose the time frame of the Wilshire Special Committee’s discussions, if any, regarding the possibility of inviting or soliciting discussions with merger partners other than BBCN or Hanmi, including the dates and substance of such discussions and whether such discussions involved Sandler O’Neill.

Response: During the discussion with BBCN regarding the merger, there were no discussions by the Wilshire Special Committee regarding the possibility of inviting or soliciting discussions with merger partners other than BBCN or Hanmi and, accordingly, Wilshire respectfully submits that it does not believe any revisions to the exiting disclosures are necessary.

14.	Please disclose the reasons why the Wilshire Special Committee agreed on November 4, 2015 that Wilshire would not respond to Hanmi’s inquiry regarding a potential transaction between Hanmi and Wilshire.

Response: The Registration Statement has been revised to include this requested disclosure. See the discussion on pages 48 and 49 of Amendment No. 1.

15.	Please clarify the number of directors who voted against continuing negotiations with Wilshire at the November 18, 2015 meeting or advise.

Response: The Registration Statement has been revised to include this requested disclosure. See page 49 of Amendment No. 1.

16.	We note that at the BBCN Ad Hoc Committee meeting held on November 24, 2015, KBW compared the Hanmi proposal with the negotiated terms of the proposed transaction with Wilshire. Please revise to disclose KBW’s findings, conclusions and recommendations, if any.

Response: The Registration Statement has been revised to include this requested disclosure. See page 50 of Amendment No. 1.

17.	You disclose that on December 2, 2015, representatives of each of Morrison & Foerster and Morgan Lewis & Bockius discussed the process by which the BBCN board would consider the Hanmi and Wilshire matters. Please revise to describe in greater detail the substance of this discussion, including any process that was agreed upon between the parties.

Response: The Registration Statement has been revised to include this requested disclosure. See pages 51 and 52 of Amendment No. 1.

Erin E. Martin

Page Seven

18.	Please revise to describe in greater detail:

•	the expanded “circumstances” under which the termination fee would be payable, as requested by Wilshire on December 2, 2015 and reflected in the revised draft of the merger agreement; and

•	how the definition of a “superior proposal” was negotiated, revised and agreed upon.

Response: The Registration Statement has been revised to include this requested disclosure. See page 51 of Amendment No. 1.

19.	You disclose that at the BBCN board meeting held on December 4, 2015, representatives of Morgan Lewis & Bockius presented their “views on the board process in relation to the potential strategic transactions with Hanmi and Wilshire.” Please revise to describe such “views” in greater detail and explain how they were considered by the BBCN board.

Response: The Registration Statement has been revised to include this requested disclosure. See page 52 of Amendment No. 1.

20.	Please revise your disclosure at the bottom of page 60 to more specifically describe, with quantification, as appropriate, how:

•	the BBCN board considered the “relative economic benefits to the BBCN stockholders” from the two potential transactions with Hanmi and Wilshire, respectively, at the special meeting held on December 4, 2015; and

•	Mr. Kevin Kim asked Wilshire to improve the “financial terms” of the potential transaction.

Response: The Registration Statement has been revised to include this requested disclosure. See t pages 52 and 53 of Amendment No. 1.

BBCN ’s Reasons for the Merger

21.	Please revise to briefly summarize why BBCN believes the transaction will be accretive to its earnings.

Response: The Registration Statement has been revised to include this requested disclosure. See page 54 of Amendment No. 1.

Erin E. Martin

Page Eight

Wilshire’s Reasons for the Merger

22.	Please revise to clarify, if true, that the material factors considered by the Wilshire board of directors have been disclosed.

Response: The Registration Statement has been revised to include this requested disclosure. See page 59 of Amendment No. 1.

23.	Please tell us whether the Wilshire board of directors considered as a negative factor the fact that Wilshire shareholders will generally not be entitled to dissenters’ appraisal rights in connection with the merger and revise your disclosure as appropriate.

Response: Although the Wilshire board of directors was generally aware of the lack of dissenters’ appraisal rights in connection with the merger, Wilshire hereby informs the Staff supplementally that the Wilshire board of directors did not specifically consider as a negative factor the fact that Wilshire shareholders will generally not be entitled to dissenters’ appraisal rights in connection with the merger.

United States Federal Income Tax Consequences of the Merger

24.	Noting your statement in the third paragraph on page 96 that the discussion under the heading “United States Federal Income Tax Consequences of the Merger” sets forth the opinion of counsels as to the material federal income tax consequences of the merger, please tell us why it is appropriate for your discussion in this section to assume the “accuracy of [counsels’] opinions,” as stated in the last sentence of the preceding paragraph.

Response: The Registration Statement has been revised to delete the statement referenced in this comment no. 24. See page 88 of Amendment No. 1.

Dissenters’ Rights for Holders of Wilshire Shares Subject to Transfer Restrictions

25.	Please revise to restate the date of the Wilshire special meeting in this section.

Response: The Registration Statement has been revised to include this requested restatement. See page 92 of Amendment No. 1.

Erin E. Martin

Page Nine

26.	We note your statement in the first full paragraph on page 100 that the “discussion is not a complete statement of California law relating to dissenters’ rights . . . .” Please revise to eliminate this qualification and indicate, if true, that all material information is discussed.

Response: The Registration Statement has been revised to delete the qualification and provide the requested disclosure. See page 92 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Preliminary Pro Forma Adjustments

27.	Pro forma adjustment B includes a $76.4 million estimated fair value adjustment to gross non-covered loans. In the narrative discussion in Note 3, you note that this fair value adjustment includes market rate differential and the potential adjustments required by ASC 310-30. Please separately present the components of this pro forma adjustment in your next amendment and revise the accompanying footnote accordingly.

Response: The Registration Statement has been amended to include this requested disclosure. See page 113 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio

Nonperforming Assets

28.	Please revise your next amendment to break out all credit quality indicators separately for legacy loans and acquired loans. Specifically, please disclose the information provided in the table on page 252 separately for legacy loans and acquired loans.

Response: The BBCN 2015 10-K/A includes separate credit quality indicators for legacy loans and acquired loans. See page 48 of the BBCN 2015 10-K/A, for a revised table as requested under this comment no. 28.

Erin E. Martin

Page Ten

29.	Please revise your next amendment to break out all credit quality indicators separately for legacy loans and acquired loans. Specifically, please disclose the ratios provided in the table on page 257 separately for legacy loans and acquired loans.

Response: The BBCN 2015 10-K/A, which is incorporated by reference into Amendment No.1, breaks out separate credit quality indicators for legacy loans and acquired loans. See page 54 of the BBCN 2015 10-K/A, for revised ratios as requested under this comment no. 29.

Notes to Consolidated Financial Statements

Note 4. Loans Receivable and the Allowance for Loan Losses

30.	Please revise your next amendment to break out all credit quality indicators separately for legacy loans and acquired loans. Specifically, it appears that you do not include impaired loan disclosures for just legacy loans.

Response: In response to comment no. 30, BBCN notes that Note 4 of the consolidated financial statements included in BBCN’s annual report for the year ended December 31, 2015 include impaired loan disclosures for:

(i) all legacy and acquired loans (see page F-26 of the BBCN 2015 10-K/A), and

(ii) a subset of impaired loan disclosures for acquired loans only (see page F-27 of the BBCN 2015 10-K/A).

BBCN respectfully submits that, as presented, the information as set forth in Note 4 discloses the relevant material impaired loan disclosures as the information is provided for all loans and standalone information for acquired loans. BBCN respectfully submits that standalone information for legacy loans also can be derived from the information already provided in Note 4 by deducting the numbers set forth in the combined loan table with the information set forth in the acquired loan table information.

Note 14. Fair Value Measurements

31.	Please revise your next amendment to include the disclosure requirements of ASC 820- 10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template.

Response: Note 14 of the consolidated financial statements included in BBCN’s annual report for the year ended December 31, 2015 has been revised to quantify the unobservable

Erin E. Martin

Page Eleven

inputs used in the fair value measurement of Other Real Estate Owned and Impaired Loans. BBCN respectfully submits that this is the only quantitative information that is required to be disclosed by ASC 820-10-50-2.bbb. Please see page F-53 of the BBCN 2015 10-K/A.

Exhibits

Tax Opinions

32.	Please file signed and dated tax opinions prior to effectiveness. Refer to Section III.D.2 of Staff Legal Bulletin 19 for guidance.

Response: Prior to the effectiveness of the Form S-4, signed and dated versions of the tax opinions to the joint proxy statement/prospectus will be filed with the SEC.

33.	Noting your disclosure in the third paragraph on page 96, please revise Exhibits 8.1 and 8.2 to clearly state that the discussion in the prospectus under “United States Federal Income Tax Consequences of the Merger” sets forth the opinion of Morrison & Foerster LLP and Hunton & Williams LLP, respectively.

Response: See Exhibit 8.1 and 8.2 of Amendment No. 1. The Exhibits has been revised to include this requested statement. For ease of review, we have included marked copies of the opinions showing the requested changes.

Exhibit 8.1

34.	Please revise the assumption in the penultimate sentence of the third paragraph to exclude the registrant or explain to us why it is appropriate to assume that the registrant had the power and authority to enter into the reviewed documents.

Response: See Exhibit 8.1 of Amendment No. 1. The Exhibit has been revised to include this requested exclusion.

35.	You may limit reliance on your opinion with regard to purpose, but not person. Please revise the penultimate paragraph of the tax opinion to clarify that investors are entitled to rely upon the opinion.

Response: See Exhibit 8.1 of Amendment No. 1. The Exhibit has been revised to include this requested clarification.

Erin E. Martin

Page Twelve

Exhibit 99.3

36.	We note that the consent of Sandler O’Neill & Partners, L.P., filed as Exhibit 99.3, does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that Sandler consents to the quotation or summarization of its opinion in the registration statement. Please refile the consent with the proper representation.

Response: The consent of Sandler O’Neill & Partners, L.P. has been refiled with the requested representation. See Exhibit 99.3 of Amendment No. 1.

BBCN Bancorp Inc. - Form 8-K filed December 7, 2015

37.	It appears that you omitted the disclosure schedules to the merger agreement filed as exhibit 2.1. Please amend the Form 8-K to include a list briefly identifying the contents of all omitted schedules to the merger agreement and your agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request, as required by Item 601(b)(2) of Regulation S-K.

Response: BBCN has filed an amended Form 8-K to clarify that the original Form 8-K filing did not include confidential disclosure schedules of BBCN and Wilshire, which BBCN will make available to the SEC upon request as required by Item 601(b)(2) of Regulation S-K. A brief list of items in the confidential disclosure is filed with the amended Form 8-K as Exhibit 2.2. See BBCN’s Form 8-K filed with the SEC on April 14, 2016. Wilshire also has filed a similar Form 8-K with the SEC on April 14, 2016.

Wilshire Bancorp, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2015

38.	It appears that the certification provided by Jae Whan Yoo does not include a conformed signature. Please amend and refile the Form 10-K in its entirety and ensure that each certification required by Item 601(b)(31) and (32) of Regulation S-K is also signed when you amend your report. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 246.14 for additional guidance.

Response: Wilshire has re-filed its Form 10-K in its entirety to include Jae Whan Yoo’s conformed signature on his certification. See Form 10-K/A filed by Wilshire on April 11, 2016.

Erin E. Martin

Page Thirteen

To help expedite your review, enclosed is a marked copy of Amendment No. 1

If you should have any questions, please do not hesitate to call or email me at the above number or email address.

Sincerely,

/s/ Ben Chung

Ben Chung

Enclosure

cc:	Kevin S. Kim, BBCN Bancorp, Inc.

David W. Kim, BBCN Bancorp, Inc.

Steven S. Koh, Wilshire Bancorp, Inc.

Jae Whan Yoo, Wilshire Bancorp, Inc.

Lisa Pai, Wilshire Bancorp, Inc.

Peter G. Weinstock, Hunton & Williams LLP